PAUL CASSELL BAKES, INC.
Profit & Loss
January through December 2023

	Jan - Dec 23
Income	
400 · Sales	19,372.30
Total Income	19,372.30
Cost of Goods Sold	
500 · Purchases	12,104.93
Total COGS	12,104.93
Gross Profit	7,267.37
Expense	
600 · Advertising	527.37
601 · Amortization	2,500.00
604 · Automobile expense	112.89
606 · Bank service charges	6.67
615 · Depreciation	840.00
620 · Entertainment and meals	28.31
641 · Licenses and permits	292.00
650 · Office supplies	3,996.07
661 · Repairs and maintenance	350.00
669 · Supplies	500.00
Total Expense	9,153.31
Net Income	**-1,885.94**

PAUL CASSELL BAKES, INC.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
105 · Cash in City National Bank	454.06
Total Checking/Savings	454.06
Total Current Assets	454.06
Fixed Assets	
130 · Furniture and Equipment	
Accumulated depreciation	-840.00
130 · Furniture and Equipment - Other	1,000.00
Total 130 · Furniture and Equipment	160.00
Total Fixed Assets	160.00
TOTAL ASSETS	**614.06**
LIABILITIES & EQUITY	
Equity	
300 · Capital Stock	2,500.00
Net Income	-1,885.94
Total Equity	614.06
TOTAL LIABILITIES & EQUITY	**614.06**

Paul Cassell Bakes

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,932.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
California Department of Tax and Fee Administration Payable	11.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11.21**
Net cash provided by operating activities	**$ -1,921.70**
INVESTING ACTIVITIES	
Startup & organizational costs	-2,864.69
Net cash provided by investing activities	**$ -2,864.69**
FINANCING ACTIVITIES	
Opening balance equity	3,276.23
Shareholders' equity	4,965.03
Net cash provided by financing activities	**$8,241.26**
NET CASH INCREASE FOR PERIOD	**$3,454.87**
CASH AT END OF PERIOD	**$3,454.87**